OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
Amendment No. 4

IMPAC MORTGAGE HOLDINGS, INC.
Name of Issuer

common stock
Title of Class of Securities

45254P102
CUSIP Number

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
Name, address and telephone number of person authorized to receive notices and communications.

October 29, 2008
Date of event which requires filing of this statement.

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Howard Amster

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				PF

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting		3,085,220
Beneficially
Owned By Each	8	Shared Voting		   715,380
Reporting Person
With			9	Sole Dispositive	3,085,220

			10	Shared Dispositive	   715,380

11	Aggregate Amount Beneficially owned	3,085,220

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  4.05 %

14	Type of Reporting Person			IN

















1	Name of Reporting Person	Amster Trading Company

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		715,380
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	715,380

11	Aggregate Amount Beneficially owned

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.0    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				AF

5	Check if Disclosure


6	Citizenship					USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		715,380
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	715,380

11	Aggregate Amount Beneficially owned	715,380

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.94 %

14	Type of Reporting Person			OO
















This is the fourth amendment to Schedule 13D for IMPAC
Mortgage Holdings, Inc. common shares.

Item	4.	Purpose of Transaction

The following member group decreased their holdings and ceased to be beneficial owners of more than five percent of the common stock of IMPAC Mortgage Holdings Inc.

Howard Amster
Amster Trading Company,
Amster Trading Company Charitable Remainder Unitrusts


Item	5.	Interest in Securities of the Issuer

Issuer's Form 10-Q/A Amendment No. 1 for fiscal year ending June 30, 2008 references 76,096,392 shares of common stock outstanding as of September 12, 2008.

(a)(b)	The aggregate amount owned by this Reporting Group is
3,800,600 shares or 4.99 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 3,085,220 shares or 4.05 % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 715,380 shares or 0.94 % of the common outstanding shares.


















c)	Description of Transactions

Executed over the counter as open market transactions with JP Morgan Clearing Corp.



Identity		Date		Shares		Price
Sells
Howard Amster	10/20/08	    3,400	.1824
			10/21/08	140,600	.2679
			10/23/08	  24,700	.2302
			10/24/08	    9,900	.2093
			10/27/08	    7,900	.1907
			10/28/08	252,000	.1906
			10/29/08	  57,280	.1815
			10/30/08	154,670	.175

Amster Limited	10/30/08	    2,400	.175
Partnership

Amster Trading	10/29/08	545,720	.1815
Company

Amster Trading Co	10/30/08	  93,430	.175
CRUTs		10/31/08	274,430	.1753
			11/03/08	  65,925	.1821
			11/04/08	127,300	.1855
			11/05/08	  32,800	.1709
			11/06/08	165,400	.1576

Samuel Heller Trust	10/30/08	  12,000	.175

Pleasant Lake		10/30/08	  19,500	.175
Apts. Corp.

Pleasant Lake Apts.	10/30/08	  25,000	.175
Ltd. Partership





e)  	This member group ceased to be
beneficial owners of more than five percent of IMPAC Mortgage Holdings, Inc. common on November 6, 2008.

These former members sold their IMPAC
Mortgage Holdings, Inc. common shares and are not part of this member group.

Amster Limited Partnership
Samuel Heller
Samuel Heller Trust
Pleasant Lake Apts. Corporation
Pleasant Lake Apts. Ltd. Partnership

They disclaim ownership, shared voting, dispositive, pecuniary interest in any IMPAC Mortgage Holdings, Inc. common shares owned by the current filers.


Signature:

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	November 6, 2008


/s/
Howard Amster


/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee